AB
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15046965

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2015
Washington DC
403

OMB APPROVAL	
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SEC FILE NUMBER
8- 53420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Time Equities Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Fifth Avenue, 15th Floor
(No. and Street)

New York	New York	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel LeGaye (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/15

OATH OR AFFIRMATION

I, Daniel LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Time Equities Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public

AMANDA SHERANKO
Notary Public, State of Texas
My Commission Expires
December 08, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Time Equities Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Member of
Time Equities Securities, LLC:

We have audited the accompanying statement of financial condition of Time Equities Securities, LLC (the Company) as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Time Equities Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Time Equities Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Time Equities Securities, LLC's financial statements. The supplementary information is the responsibility of Time Equities Securities, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 23, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

Time Equities Securities, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	528,938
Fee receivables		25,325
Total assets	$	554,263

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	16,523
Payable to related party		198,598
Total liabilities		215,121
Commitments and contingencies		
Member's equity		
Member's equity		339,142
Total member's equity		339,142
Total liabilities and member's equity	$	554,263

The accompanying notes are an integral part of these financial statements.

Time Equities Securities, LLC
Statement of Income
For the Year Ended December 31, 2014

Revenues	
Fee income	$ 1,099,484
Interest income	1,154
Total revenues	1,100,638
Expenses	
Commission expense	743,434
Professional fees	139,125
Other operating expenses	128,475
Total expenses	1,011,034
Net income (loss)	$ 89,604

The accompanying notes are an integral part of these financial statements.

Time Equities Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

	Member's Equity
Balance at December 31, 2013	$ 253,538
Member's distributions	(4,000)
Net income (loss)	89,604
Balance at December 31, 2014	$ 339,142

The accompanying notes are an integral part of these financial statements.

Time Equities Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flow from operating activities:		
Net income (loss)		$ 89,265
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Fee receivables	$ 121,201	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(114,015)	
Payable to related party	198,598	
Total adjustments		205,784
Net cash provided by (used in) operating activities		295,049
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Capital distributions	(4,000)	
Net cash provided by (used in) financing activities		(4,000)
Net increase (decrease) in cash		291,049
Cash at beginning of year		237,889
Cash at end of year		$ 528,938
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ -	

The accompanying notes are an integral part of these financial statements.

Time Equities Securities, LLC
Notes to Financial Statements
December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Time Equities Securities, LLC (the "Company") was organized in the State of New York on August 16, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Time Equities, Inc. (the "Parent").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including private offerings of real estate interests in limited partnerships to accredited and other prequalified investors.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its investment banking fees when earned, usually after completion of the assignment, in accordance with written terms of its engagement agreements. All investment banking is earned through referral from the Parent.

Advertising costs are expensed as incurred. For the year ended December 31, 2014, advertising expense was $130.

Time Equities Securities, LLC
Notes to Financial Statements
December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal income taxes is included in these financial statements.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is treated as a disregarded entity for federal income tax purposes; therefore, no provision for federal, state and local taxes are included in these financial statements. The Company is not taxed on its income; instead, the member is responsible for the Company's taxable income.

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2014, the state tax authority has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Time Equities, Inc. ("Parent"), that requires the Parent to provide certain services required by the Company to operate its business, including but not limited to personnel, office facilities and services, office equipment and technology. Such services are provided at no cost to the Company.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS AND CONTINGENCIES

Commitments

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2014 or during the year then ended.

Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Time Equities Securities, LLC
Notes to Financial Statements
December 31, 2014

Note7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") hasestablished the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied bynongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $329,567 which was $315,226 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($215,121) to net capital was 0.65 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $55,942 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 314,700
Adjustments		
Member's equity	$ 24,442	
Non-allowable assets	31,500	
		55,942
Net capital per audited statements		$ 329,567

Time Equities Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2014

Computation of net capital		
Member's equity	$ 339,142	
Total member's equity		$ 339,142
Less: Non-allowable assets		
Fee receivables, in excess of payable	(9,575)	
Total non-allowable assets		(9,575)
Net capital		329,567
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 14,341	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(14,341)
Excess net capital		$ 315,226
Ratio of aggregate indebtedness to net capital	0.65 : 1	

There was a difference of $55,942 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

See independent auditor's report

Time Equities Securities, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirements is not applicable to Time Equities Securities, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Time Equities Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Time Equities Securities, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Time Equities Securities, LLC

Report on Exemption Provisions

Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)

For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Time Equities Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Time Equities Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Time Equities Securities, LLC stated that Time Equities Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Time Equities Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Time Equities Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 23, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

We, as members of management of Time Equities Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through December 31, 2014.

Time Equities Securities, LLC

By:

Robert Kantor, President

January 16, 2015
(Date)

Time Equities Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Time Equities Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Time Equities Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in Time Equities Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Time Equities Securities, LLC's management is responsible for the Time Equities Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by Time Equities Securities, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 23, 2015

Time Equities Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2014

	Amount
Total assessment	$ 1,013
SIPC-6 general assessment Payment made on July 23, 2014	(225)
SIPC-7 general assessment As of February 23, 2015	-
Total assessment balance (overpayment carried forward)	$ 788